Exhibit 99.4


  Unitrin Completes Tax-Free Spin-Off of its Investment in Curtiss-Wright

CHICAGO--(BUSINESS WIRE)--Nov. 29, 2001--Unitrin, Inc. (NYSE: UTR - news) today successfully completed its previously-announced, tax-free distribution to its shareholders of all Class B common stock of Curtiss-Wright Corporation owned by Unitrin. Unitrin estimates that the aggregate fair market value of the Class B shares distributed to Unitrin shareholders is approximately $185 million. The distribution was made to Unitrin shareholders of record as of November 12, 2001.

"We are delighted to have completed this transaction which delivers the value of Unitrin's investment in Curtiss-Wright directly to our shareholders in a tax-efficient manner," said Richard C. Vie, Unitrin's Chairman and Chief Executive Officer.

Curtiss-Wright Class B common stock currently trades under the symbol "CW.B" on the New York Stock Exchange. The Class B common stock is identical to Curtiss-Wright's only other class of common stock (NYSE: CW - news), except that the Class B common stock affords its holders together as a class the right to elect at least 80% of Curtiss-Wright's Board of Directors. Prior to the spin-off, Unitrin owned 4,382,400 shares of Curtiss-Wright's common stock, representing approximately 44% of Curtiss-Wright's total issued and outstanding shares of common stock.

About the Companies

Unitrin's subsidiaries are engaged in three businesses: property and casualty insur ance, life and health insurance and consumer finance.

Curtiss-Wright Corporation is a diversified provider of highly engineered products and services to the Motion Control, Flow Control and Metal Treatment industries.

Contact:

     Unitrin, Inc.
     Scott Renwick, 312/661-4930